Filed in the Office of	Business Number E0062162018-6
Barbara K. Cegavske	Filing Number 20200604768
Secretary of State State Of Nevada	Filed On 4/14/2020 1:20:00 PM
	Number of Pages 2

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Spectrum Global Solutions, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The Articles of Incorporation is amended to provide as follows:

Classes of Stock. The Corporation is authorized to issue three classes of stock to be designated, respectively, "Common Stock", "Series A Preferred Stock" and "Series B Preferred Stock." The total number of shares that the Corporation is authorized to issue is 758,001,000 shares. 750,000,000 shares shall be Common Stock, par value $0.00001 per share, 8,000,000 shares shall be Series A Preferred Stock, par value $0.00001 per share, and 1,000 shares shall be Series B Preferred Stock, stated value $3,500 per share. Upon filing of the Certificate of Amendment to the Articles of Incorporation (continued on next page)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 51%

4. Effective date and time of filing: (optional) Date: ______ Time: ______
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X /s/ Roger Ponder

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

with the Nevada Secretary of State, a one (1) for three hundred (300) reverse split of the outstanding Common Stock of the Corporation shall occur to which every three hundred (300) shares of outstanding Common Stock of the Corporation as of the filing date shall be converted into one (1) share of Common Stock (the "Reverse Stock Split"). The Reverse Stock Split shall not affect the total number of shares of Common Stock that the Corporation is authorized to issue, which, notwithstanding the Reverse Stock Split, is 750,000,000 shares. The Reverse Stock Split shall not affect the total number of shares of Series A Preferred Stock that the Corporation is authorized to issue, which, notwithstanding the Reverse Stock Split, is 8,000,000 shares. The Reverse Stock Split shall not affect the total number of shares of Series B Preferred Stock that the Corporation is authorized to issue, which, notwithstanding the Reverse Stock Split, is 1,000 shares. No fractional shares shall be issued in connection with the foregoing combination; if a stockholder would otherwise be entitled to receive a fractional share, such stockholder will be entitled to receive an additional whole share.